P.E. 12/31/01

02014571

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

For the month of: DECEMBER 2001

SEC Registration Number 0-18670

ROCKWELL VENTURES INC.
1020-800 West Pender Street
Vancouver, BC
V6C 2V6

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosed:

1. News releases dated December 14, 2001

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROCKWELL VENTURES INC.

S. Main
SHIRLEY MAIN

January 17, 2002

Rockwell Ventures Inc.

920 · 800 W Pender St
Vancouver BC
Canada V6C 2V6
Tel 604 684 · 6365
Fax 604 681 · 2741
Toll Free 1 800 667 · 2114
http://www.hdgold.com

$1 MILLION FINANCING FOR ROCKWELL

December 14, 2001, Vancouver, B.C. - Ronald W. Thiessen, President and CEO of Rockwell Ventures Inc. (CDNX: RCW; OTC-BB: RCKVF) announces that the Company has privately placed with management and other parties 6,250,000 flow-through units at $0.16 each. Each unit is comprised of a flow-through common share and a one year non flow-through share purchase warrant exercisable at $0.16. A finder's fee is payable on a portion of the financing. The financing is subject to regulatory approval.

The funds are to be used to explore the recently acquired Haut Plateau property located in east-central Quebec. The property hosts a new, Voisey's Bay-type nickel-copper-cobalt discovery made by Falconbridge Limited in 2001. A network of roads, railways and power lines developed to service Quebec-Labrador iron ore mines and hydro generation plants provides excellent infrastructure for mineral development.

The Haut Plateau property is underlain by extensive areas of mafic and ultramafic rocks. During 2001, Falconbridge discovered several zones of disseminated, semi-massive and massive sulphide mineralization containing appreciable concentrations of nickel, copper and cobalt. At the Barre de Fer target, five diamond drill holes were completed and intersected thick, multiple sections of nickel-copper-cobalt mineralization of a tenor similar to that mined in established nickel mining districts. Four of the five holes cut significant nickel-copper-cobalt mineralization, including 5.8 metres of 1.58% Ni, 0.58% Cu and 0.12% Co and 9.4 metres of 1.48% Ni, 0.66% Cu and 0.11% Co. Extensive drilling is warranted to establish the size and grade of the mineralized zones. Rockwell is planning a comprehensive winter drilling program to delineate the Barre de Fer discovery and to test other known mineralized zones and geophysical conductors on the Haut Plateau property.

For further details on Rockwell Ventures Inc. please visit our website at www.hdgold.com or contact Investor Relations at (604)683-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

Ronald W. Thiessen
President and CEO